Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, Colorado 80202

August 4, 2016

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:             H. Roger Schwall
Assistant Director
Division of Corporate Finance

Re:                       Yuma Delaware Merger Subsidiary, Inc.
Registration Statement on Form S-4
Filed June 17, 2016
File No. 333-212103

Dear Mr. Schwall:

We are submitting this letter on behalf of Yuma Delaware Merger Subsidiary, Inc. (the “Company” or “Yuma Delaware”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 15, 2016 relating to the Company’s Registration Statement on Form S-4 (Registration No. 333-212103) filed with the Commission on June 17, 2016 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery, eight (8) copies of Amendment No. 1 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Form S-4

General

1.
Please make corresponding changes to your Exchange Act filings, where appropriate.

Response: Comment noted. At this time Yuma Energy, Inc. (“Yuma”) does not believe that any of its Exchange Act filings need to be amended but the comments of the Staff will be noted going forward in future filings.

Calculation of Registration Fee

2.
At page 113, you disclose that as part of the merger the outstanding shares of Davis preferred stock will be converted into approximately 3.3 million shares of Yuma Delaware preferred stock. Please include the preferred shares in the fee table and the corresponding disclosures, and provide a legality opinion to cover those shares as well.

Response: The calculation of the registration fee has been revised accordingly and Exhibit 5.1 has been revised to include the legality of the shares of Yuma Delaware preferred stock to be issued to the former holders of Davis preferred stock.

Proxy Statement / Prospectus Cover Page

3.
We note the disclosure which appears under “Voting Agreements” at page 123. If shareholder approval of both the proposed reincorporation and the proposed merger will be assured assuming that those who already have executed voting agreements vote as indicated, please revise to so state explicitly. If you believe that shareholder approval is not assured, please explain why.

The Company received an oral comment from the SEC to include additional disclosure about the required vote in the applicable sections of the Form S-4.

Response: The Company has revised the disclosure on pages 30 and 123 of Amendment No. 1 to state whether the approval of the shareholders of Yuma and the stockholders of Davis Petroleum Acquisition Corp. (“Davis”) is assured based on the voting agreements.

The Merger

Background of the Merger, page 85

4.
Please discuss why Davis chose to pursue the transaction with Yuma as opposed to other alternatives. In that regard, we note your disclosure regarding the strategic alternatives discussed at the September 10, 2015, board meeting.

Response: The Company has revised the disclosure on page 86 of Amendment No. 1 as requested.

5.
We note your disclosure that, on September 21, 2015, the Yuma board was updated “on potential strategic alternatives, including a possible equity investment and ongoing discussions with Davis.” Please expand your disclosure to indicate what other alternatives were considered and why, as well as when, it was determined not to pursue them.

Response: The Company has revised the disclosure on pages 86 and 88 of Amendment No. 1 as requested.

6.
Where you refer to the “superior offer” conditional out for both parties, describe in greater detail how this determination will be made in each case.

Response: The Company has revised the disclosure on page 28 of Amendment No. 1 to describe the “superior offer” conditional out for the parties.

7.
You indicate at page 86 that the companies exchanged financial forecasts. Please revise to disclose the projections which were exchanged.

Response: The Company has revised the disclosure on page 86 of Amendment No. 1 to disclose in more detail what information was exchanged. The Company respectfully submits that the Registration Statement contains and discusses all the information that (a) the Yuma board of directors and the Davis board of directors deemed material in (i) determining that the merger agreement and the transactions contemplated thereby are advisable and in the best interest of Yuma and its shareholders and Davis and its stockholders, respectively, (ii) approving and authorizing the merger agreement and the transactions contemplated thereby and (iii) recommending that Yuma shareholders and the Davis stockholders approve the merger and (b) Yuma and Davis believe would be material to an investor’s decision whether to approve the merger. The Yuma board of directors and the Davis board of directors considered multiple factors in making such determinations, approvals, authorizations and recommendations, and they have advised that any factors not included in the Registration Statement were not deemed material by each of them. As a result, Yuma and Davis believe that disclosure of factors not considered by the respective boards of directors would not provide any additional material information to Yuma shareholders or Davis stockholders or affect the total mix of information made available to such stockholders.

While Yuma’s management and Davis’ management did provide certain forward-looking information in July and August 2015 (the “Projections”) to the management team of the other, neither Yuma nor Davis believes that this information would be material to an investor’s decision whether to vote its shares in favor of the merger, particularly because Yuma and Davis understand that such Projections were not provided to Roth Capital Partners, LLC ("ROTH") in its analysis and fairness opinions nor were the Projections used by the Yuma board of directors in evaluating or negotiating the merger. Accordingly, Yuma and Davis believe that the Projections did not materially affect the decision by the Yuma board of directors or the Davis board of directors in (i) determining that the merger agreement and the transactions contemplated thereby are advisable and in their best interest and the best interest of their respective stockholders, (ii) approving and authorizing the merger agreement and the transactions contemplated thereby and (iii) recommending that the Yuma and Davis stockholders approve the merger.

We respectfully note as well that the Projections are a year or more old and were based on numerous assumptions, many of which are beyond management’s control and difficult to predict, including those with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Yuma’s and Davis’ business, such as expectations regarding commodity prices, reserve data, well data, which assumptions, given the extreme volatility in the oil and gas industry in the last year, are no longer accurate. As a result, Yuma and Davis believe that disclosing the Projections as requested would be confusing and potentially misleading to Yuma and Davis stockholders because of the significant number of assumptions made in creating the Projections, including certain assumptions the disclosure of which could cause substantial harm to the competitive position of Yuma’s and Davis’ business.

Therefore, the Company has not included a summary of the Projections in the Registration Statement based upon its belief that (i) the Projections are not material to Yuma and Davis stockholders and do not affect the total mix of information made available to such stockholders, (ii) the inclusion of such information could be misleading to many stockholders, without providing any meaningful benefit, and (iii) the disclosure of such information would potentially be detrimental to Yuma’s competitive position.

8.
Please confirm that all material presentations or reports, both oral and written, provided by financial advisors have been summarized and that you have filed any written materials, including board books, as exhibits pursuant to Item 21(c) of Form S-4 or revise. In this regard, we note that ROTH Capital Partners, LLC provided certain written and other presentations to the Yuma board on and between February 10, 2016, and May 25, 2016. See Items 1015(a) and 1015(b) of Regulation S-K.

Response: We respectfully inform the Staff that it is Yuma’s view that the presentations provided by ROTH to the Yuma board of directors on February 10, 2016 and May 25, 2016 were simply introductory summations and do not constitute a “report, opinion or appraisal” materially related to the transaction for purposes of Item 4(b) of Form S-4. These presentations reflected preliminary information that was refined over time and was superseded by the analyses presented by ROTH to the Yuma board of directors in connection with ROTH’s opinion that was delivered to the Yuma board of directors on February 10, 2016 and May 25, 2016 and subsequently confirmed in writing, which opinions and analyses are described in detail in Registration Statement. Yuma believes that because the information concerning the February 10, 2016 and the May 25, 2016 presentations do not constitute a report, opinion or appraisal materially related to the transaction that was approved by the Yuma board of directors, disclosure of such information would have the potential to mislead or confuse shareholders. Accordingly, we do not believe that it would be customary or appropriate to provide disclosure of this information.

The confidential board books prepared by ROTH in connection with their opinions and presented to the board of Yuma at the meeting described in the Registration Statement are being provided directly to the Staff by K&L Gates LLP, as counsel to ROTH under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letters, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 have been made by ROTH.

Material U.S. Federal Income Tax Consequences, page 126

9.
We note your disclosure that “any Yuma Delaware common stock received in exchange for accrued but unpaid dividends on Yuma preferred stock could be treated as the receipt of a dividend distribution.” However, you state at page 32 that this stock “should be treated as the receipt of a dividend distribution.” Please revise or advise as to this apparent inconsistency.

Response: The Company has revised the disclosure on page 31 of Amendment No. 1 as requested.

10.
You state that “the aggregate tax basis of the Yuma Delaware common stock received by each U.S. Holder of Yuma common stock and/or preferred stock should equal the aggregate tax basis” and “the aggregate tax basis of the Yuma Delaware common stock and/or preferred stock received by each U.S. Holder of Davis common stock and/or preferred stock should equal the aggregate tax basis….” However, at pages 31-32, you add a “generally” qualifier to both of these disclosures. Please revise or advise.

Response: The Company has revised the disclosure on pages 31, 32 and 128 of Amendment No. 1 as requested.

11.
Here and elsewhere you indicate that the reincorporation and the merger should both qualify as Section 368(a) reorganizations. Insofar as the non-taxable status of these transactions would be material to investors, it appears that you are required to file the appropriate tax opinions pursuant to Item 601(b)(8) of Regulation S-K. See Staff Legal Bulletin No. 19 at Section III.A.2. Please clarify that you have received appropriate opinions of counsel (filed as exhibits) in that regard.

Response: The Company has received opinions of counsel relating to the non-taxable status of these transactions. Please see Exhibit 8.1 and Exhibit 8.2.

12.
With respect to the tax opinions where you provide a “should” level opinion, please revise the opinions and your disclosure to describe why counsel cannot give a “will” opinion and to describe the degree of uncertainty. In addition, please provide risk factor and/or appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4. of Staff Legal Bulletin No. 19.

Response: The Company has revised the disclosure on pages 18, 26, 31, 32, 127 and 128 of Amendment No. 1 as requested to provide for a “will” opinion. Also, please see Exhibit 8.1 and Exhibit 8.2.

Information About Yuma

Oil and Natural Gas Reserves, page 141

13.
The disclosure provided on page 143 indicates that “as of December 31, 2015, Yuma plans to drill all of its PUD drilling locations within five years from the date they were initially disclosed.” Provide us with an annual schedule of the total number of proved undeveloped locations, proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Compliance and Disclosure Interpretation Question 131.04 and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company’s management including approval by the Board, if such approval is required.

Response: The annual schedule of the total number of proved undeveloped locations, proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015 is being provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

14.
Disclosure on page 46 describes the constraints on Yuma’s short-term liquidity. Please refer to the definition of reserves under Rule 4-10(a)(26) of Regulation S-X and tell us why there is a reasonable expectation that there will be the financing required to develop all of the undeveloped reserves disclosed as of December 31, 2015.

Response: The Company has revised the disclosure on page 157 of Amendment No. 1 to include disclosure regarding the reasonable expectation that there will be financing required to develop all of the undeveloped reserves of Yuma disclosed as of December 31, 2015.

Gross and Net Developed and Undeveloped Acres, page 146

15.
The disclosure provided on page 146 indicates that a significant percentage of the net undeveloped acreage will expire over the next three years. Please tell us the extent to which there are any proved undeveloped reserves as of December 31, 2015 assigned to locations which are currently scheduled to be drilled after lease expiration. If the proved undeveloped reserves include any such locations, please expand the disclosure to explain the steps necessary regarding an extension of the legal right to these leases. Also include the costs, if material, associated with extending the leases as part of the expanded disclosure.

Response: The Company has revised the disclosure on page 146 of Amendment No. 1 to include disclosure relating to any proved undeveloped reserves as of December 31, 2015 assigned to locations which are currently scheduled to be drilled after lease expiration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Yuma

Results of Operations, page 149

16.
We note your discussion provides limited insight on whether or not your results of operations are indicative of expected results. For example, on page 149 you disclose that crude oil volumes sold were 8.2% lower as a result of “shut in wells in both operated and non-operated Master Creek field in addition to downtime in Main Pass 2 due to facility restrictions”; and on page 154, you explain that the decrease in natural gas volumes and natural gas liquids volumes sold declined 26.6% and 23.8% respectively, primarily due to production declines in the Bayou Herbert field. Revise your results of operations discussion where appropriate to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Please refer to FRC Section 501.12 for further guidance.

Additionally, when you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. For example, on page 171 Davis discloses the items that led to the decrease in total production and the decrease in lease operating expenses; however, quantification of each item or factor is not provided. Please refer to FRC Section 501.04 for further guidance.

Note that this comment applies to the results of operations discussion provided by both Yuma and Davis. Please apply the guidance noted above to all applicable portions of Management’s Discussion and Analysis.

Response: The Company has revised the disclosure on pages 149 and 154 of Amendment No. 1 as requested to provide additional disclosure on the quality and potential variability of earnings and cash flow. Additionally, Davis has revised the disclosure on pages 168, 171, 172, 174 and 175 to quantify the impact of the items and factors.

Liquidity and Capital Resources, page 157

17.
You state that “Yuma’s 2016 business plan includes the capital to drill two wells, a Greater Masters Creek Field Area proved undeveloped location and another proved undeveloped location in Santa Barbara County, California in the Cat Canyon field…” This disclosure is inconsistent with risk factor disclosure on page 49 in which you state that “Yuma plans to drill one proved undeveloped well this year…” Please advise or revise the disclosure to resolve the apparent inconsistency.

Response: The Company has revised the disclosure on pages 49 and 157 of Amendment No. 1 as requested to indicate that on page 49, that disclosure only related to drilling plans in the Greater Masters Creek Field Area and the plans have been updated. Additionally, the Company updated the disclosure on page 157 of Amendment No. 1 to disclose the Company’s current plans to defer drilling of the three wells Yuma planned to drill as of January 1, 2016 as a result of permitting delays and commodity prices. Yuma noted that it would reevaluate its drilling plans after the completion of the merger.

18.
Please quantify Yuma’s anticipated capital expenditure requirements. Refer to Item 303(a) of Regulation S-K.

Response: The Company has revised the disclosure on page 157 of Amendment No. 1 to disclose Yuma’s anticipated capital expenditure requirements for 2016.

19.
Please revise to provide updated information regarding the credit facility of Yuma and instances of noncompliance with the credit agreement. The Form 8-K filed by Yuma on June 6, 2016, states that Yuma entered into a Waiver and Tenth Amendment to the credit agreement and discusses instances of noncompliance. Refer to Item 303(a)(1) of Regulation S-K.

Response: The Company has revised the disclosure on page 159 of Amendment No. 1 to disclose updated information.

Information About Davis

Oil, Gas and Natural Gas Liquids Reserve Information, page 163

20.
The disclosure provided on page 164 indicates that “as of December 31, 2015, Davis plans to drill all of its PUD drilling locations within five years from the date they were initially recorded.” Provide us with an annual schedule of the total number of proved undeveloped locations, proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Compliance and Disclosure Interpretation Question 131.04 and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company’s management including approval by the Board, if such approval is required.

Response: Davis’ annual schedule of the total number of proved undeveloped locations, proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015 is being provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act, and Rule 12b-4 under the Exchange Act. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

21.
We note disclosure on page F-119 regarding Davis’ liquidity and capital resources. Please refer to the definition of reserves under Rule 4-10(a)(26) of Regulation S-X and tell us why there is a reasonable expectation that there will be the financing required to develop all of the undeveloped reserves disclosed as of December 31, 2015.

Response: The Company has revised disclosure on page 176 of Amendment No. 1 to discuss its expectations with regard to the availability of financing to develop all of Davis’ undeveloped reserves as of December 31, 2015.

Independent Reserve Engineers, page 165

22.
The disclosure on page 165 states “Davis engaged NSAI to prepare its annual reserve estimates and have relied on NSAI’s expertise to ensure that Davis’ reserve estimates are prepared in compliance with SEC guidelines.” However, we note the reserves report filed as Exhibit 99.7 indicates the estimates as of December 31, 2015 may not conform to the definitions under Rule 4-10(a) of Regulation S-X as such estimates were “prepared in accordance with the definitions and guidelines set for the in the 2007 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE).” Please obtain and file a revised reserve report which conforms to Rule 4-10(a) of Regulation S-X.

Response: A new Exhibit 99.7 a revised reserve report has been filed with respect to Davis’ reserves that conforms to Rule 4-10(a) of Regulation S-X.

Gross and Net Developed and Undeveloped Acres, page 167

23.
The disclosure provided on page 167 indicates that a significant percentage of the net undeveloped acreage will expire over the next three years. Please tell us the extent to which there are any proved undeveloped reserves as of December 31, 2015 assigned to locations which are currently scheduled to be drilled after lease expiration. If the proved undeveloped reserves include any such locations, please expand the disclosure to explain the steps necessary regarding an extension of the legal right to these leases. Also include the costs, if material, associated with extending the leases as part of the expanded disclosure.

Response: The Company has revised the disclosure on page 167 of Amendment No. 1 to include a statement to that effect.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Davis

Liquidity and Capital Resources, page 173

24.
We note your disclosure here and at page 176 that Davis’ senior bank credit facility has a termination date of July 6, 2016. As that date has passed, please revise to provide the current status of the credit facility.

Response: The Company has added disclosure on pages 173 and 176 of Amendment No. 1 to provide the current status of Davis’ credit facility.

Corporate Governance of Yuma Delaware Following the Merger

Committees of the Board of Directors of Yuma Delaware, page 187

25.
Please provide the disclosure of independent directors required by Item 407(a) of Regulation S-K.

Response: The Company has revised the disclosure on page 187 of Amendment No. 1 to provide disclosure of the anticipated directors.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations for the Twelve Months Ended December 31, 2015, page 195

26.
It appears the merger related pro forma adjustment for the ‘(Gain) on derivative instruments’ should be identified as note (g), not (f). Please advise or revise the disclosure to resolve the apparent inconsistency.

Response: The Company has revised the disclosure on page 195 of Amendment No. 1 to resolve the inconsistency.

Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Note 3 - Unaudited Pro Forma Supplemental Disclosure of Oil and Natural Gas Operations, page 200

27.
Expand the disclosure relating to the pro forma presentation of proved reserves to present the net quantities by individual product type of crude oil/condensate, natural gas liquids and natural gas. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-4 and 50-5.

Response: The Company has revised the disclosure on pages 200 and 201 of Amendment No. 1 to include the net quantities by individual product type of crude oil/condensate, natural gas liquids and natural gas.

28.
Revise the disclosure relating to the production figures for Davis to resolve the apparent inconsistency with such figures provided elsewhere on pages 39 and 166.

Response: The Company has revised the disclosure on pages 39, 166 and 200 of Amendment No. 1 to resolve the inconsistency with Davis’ production figures.

29.
Revise the narrative discussion of the changes in reserves to provide an explanation of the significant changes in total net proved reserves for Davis. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-5.

Response: The Company has revised the disclosure on page 201 and F-105 of Amendment No. 1 to provide an explanation of the significant changes in total net proved reserves for Davis.

Yuma Energy, Inc.

Notes to Consolidated Financial Statements (Restated)

Note 25 - Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited) (As Restated)

Reserves, page F-46

30.
We note disclosure stating “the Company does not prepare engineering estimates of proved oil and natural gas reserve quantities for all wells” and that “the Company has a quantity of interests that, individually, are immaterial and are excluded from prepared engineering studies.” Please clarify for us the extent to which the proved reserves are material in the aggregate for the excluded wells.

Response: Yuma has interests in 12 producing wells in which it did not prepare engineering estimates of the proved oil, natural gas liquids and natural gas reserves. The aggregated total net 2015 production from these wells was 670 Boe which was approximately 1/10th of one percent of Yuma’s total net 2015 production of 653,995 Boe. In response to the Staff’s comment, the Company has revised the disclosure on page F-47 of Amendment No. 1.

31.
Revise the tabular disclosure of the net proved developed and undeveloped reserves and the changes in total net proved reserves on page F-47 to separately provide the net quantities of natural gas liquids reserves (NGLs). Please note that FASB ASC paragraph 932-235-50-4(a) requires separate disclosure for natural gas liquids reserves, when such reserve quantities are significant.

Response: The Company has revised pages F-47 and F-48 of Amendment No. 1 to include revised tabular disclosure to separately provide the net quantities of natural gas liquids reserves.

32.
Expand the tabular disclosure on page F-47 to provide net proved reserves expressed as barrel of oil equivalent amounts consistent with the disclosure provided elsewhere on page 200. Refer to the guidance in Example 1 of FASB ASC 932-235-55-2 in organizing the information that is required to be disclosed for proved reserves.

Response: The Company has revised page F-47 of Amendment No. 1 to provide net proved reserves expressed as barrel of oil equivalent amounts consistent with the disclosure provided elsewhere on page 200 of Amendment No. 1.

33.
Revise the disclosure relating to the production figures for the period ending December 31, 2013 to resolve the apparent inconsistency with such figures provided elsewhere on page 144.

Response: The Company has revised the disclosure on page F-47 of Amendment No. 1 to resolve the inconsistency with Yuma’s production figure for the period ending December 31, 2013 on page 144.

34.
Expand the disclosure of the changes in net quantities of proved reserves for the periods ending December 31, 2014 and 2013 to include an appropriate explanation of the significant changes. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-5.

Response: The Company has revised page F-48 of Amendment No. 1 to expand the disclosure of the changes in net quantities of proved reserves for the periods ending December 31, 2014 and 2013 to include an appropriate explanation of the significant changes.

Davis Petroleum Acquisition Corp.

Supplemental Oil and Gas Disclosures (Unaudited)

Oil and Natural Gas Reserves and Related Financial Data, page F-105

35.
Revise the tabular disclosure of the net proved developed and undeveloped reserves and the changes in total net proved reserves on page F-105 to separately provide the net quantities of natural gas liquids reserves (NGLs). Please note that FASB ASC paragraph 932-235-50-4(a) requires separate disclosure for natural gas liquids reserves, when such reserve quantities are significant.

Response: The Company has revised the disclosure on page F-105 of Amendment No. 1 to separately provide the net quantities of natural gas liquids reserves.

36.
Revise the tabular disclosure on page F-105 to provide net proved reserves expressed as barrel of oil equivalent amounts consistent with the disclosure provided elsewhere on page 200.

Response: The Company has revised the disclosure on page F-105 of Amendment No. 1 to provide net proved reserves expressed as barrel of oil equivalent amounts.

37.
Revise the disclosure relating to the production figures to resolve the apparent inconsistency with such figures provided elsewhere on pages 39 and 166.

Response: The Company has revised the disclosure on pages 39, 166, 174, 175, 200 and F-105 of Amendment No. 1 to resolve the inconsistency with the production figures.

38.
Expand the disclosure of the changes in net quantities of proved reserves for the periods ending December 31, 2015 and 2014 to include an appropriate explanation of the significant changes. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-5.

Response: The Company has revised the disclosure on pages F-105 of Amendment No. 1 to expand the disclosure of the changes in net quantities of proved reserves for the periods ending December 31, 2015 and 2014 to include an appropriate explanation of the significant changes.

Annex F, page F-1

39.
The disclaimers which appear at pages F-4 and F-9 are inconsistent with the right of stockholders to rely on the fairness opinion. Please revise to eliminate the suggestion that the opinion was directed “solely” to Yuma’s board and may not be relied upon by others. Refer to the related guidance available at the following location: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Response: In response to the Staff’s comment, the disclaimers at pages F-4 and F-9 have been removed relating to the right of the stockholders to rely on the fairness opinions.

Exhibits 99.1 and 99.2 – Yuma Form of Proxy

40.
The Yuma Delaware restated charter which is included as Annex H makes clear (in Article V.C) that Yuma will have a staggered board of directors. Please provide a separate numbered proposal to enable Yuma shareholders to vote on that item. See Exchange Act Rule 14a-4(a)(3). See also Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), Question 201.02.

Response: The Company has included a separate numbered proposal to enable Yuma shareholders to vote on the staggered board of directors on Exhibit 99.1 and Exhibit 99.2. The Company has also revised the disclosure in the notice to shareholders of Yuma, along with pages 69, 70, 219 and 220 of Amendment No. 1.

Exhibit 99.7

41.
We note the reserve report includes information relating to probable and possible reserves that is not disclosed in Form S-4. We believe the information in the reserve report should correlate with the disclosure in the filing. Therefore, please either obtain and file a revised reserve report which does not include the information relating to probable and possible reserves, or amend the Form S-4 to disclose this information in a manner that is consistent with the guidance in Item 1202(a)(2) of Regulation S-K.

Response: Exhibit 99.7 has been revised to remove information relating to probable and possible reserves of Davis.

42.
The reserve report refers to additional supplemental information not included in Exhibit 99.7 such as:

●
a summary of projections of reserves and revenue by reserves category,

●
the reserves and economics data for each reserves category, and

●
a summary projection of reserves and revenue along with one-line summaries of basic data, reserves and economics by lease.

Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.7. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting, Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

Response: Exhibit 99.7 has been revised to remove the references to a summary of projections of reserves and revenue by reserves category, the reserves and economics data for each reserves category, and a summary projection of reserves and revenue along with one-line summaries of basic data, reserves and economics by lease.

43.
The reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include the following information in order to satisfy your filing obligations.

●
The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

●
The proportion of the Company’s total proved reserves covered by the report (1202(a)(8)(iii)).

●
A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

●
A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

Response: Exhibit 99.7 has been revised to include certain disclosures required by Item 1202(a)(8) of Regulation S-K.

44.
We note disclosure indicating the abandonment costs used in the report do not include any salvage value for the lease and well equipment. Please clarify for us the extent to which these estimates are consistent with such estimates included in the Form S-4 relating to Yuma.

Response: The Company respectfully acknowledges the Staff’s request and provides on a supplemental basis that Davis estimates the potential salvage value of its lease and well equipment to be zero. This differs from the salvage value for lease and well equipment used in the Company’s report, which includes a salvage value of $4,175,704. The Company believes the discussion of these estimates to be adequately disclosed in the Registration Statement.

* * *

In addition, the Company hereby acknowledges that:

●           should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●           the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●           the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers adequately address the Staff’s comments. As noted above, we are concurrently submitting Amendment No. 1 to the Registration Statement. Please do not hesitate to contact Reid A. Godbolt by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, or Adam J. Fogoros by telephone at (303) 573-1600 or by e-mail at adamf@joneskeller.com, with any questions or comments regarding this correspondence.

Very truly yours,

JONES & KELLER, P.C.

By:	/s/ Reid A. Godbolt
Reid A. Godbolt

cc via email:        Mark Wojciechowski, Esq.
Kimberly Calder, Esq.
John Hodgin, Petroleum Engineer
Lisa Krestynick, Esq.
Timothy S. Levenberg, Esq.